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July 18, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Skullcandy, Inc.
Registration Statement on Form S-1
Filed January 28, 2011
File No. 333-171923

Dear Mr. Spirgel:

On behalf of our client, Skullcandy, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 5 (“Amendment No. 5”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on July 18, 2011, as amended by Amendment No. 4 filed with the Commission on July 6, 2011 (“Amendment No. 4”), as amended by Amendment No. 3 filed with the Commission on June 1, 2011, as amended by Amendment No. 2 filed with the Commission on May 11, 2011 and as amended by Amendment No. 1 filed with the Commission on April 28, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to Amendment No. 4 in response to the comment letter to Mr. Mitch Edwards, the Company’s Chief Financial Officer and General Counsel, dated July 12, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing five copies of Amendment No. 5, marked to show changes against Amendment No. 4, in the traditional non-EDGAR format.

July 18, 2011

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Recent Developments, page 4

1.	Please explain how you paid for the Astro Gaming acquisition.

Response: The Company has revised the disclosure on pages 4, 34 and F-24 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Net Sales, page 35

2. We note that you entered into a non-binding letter of intent to repurchase the rights granted under the distribution agreement with 57 North. With a view towards expanded MD&A disclosure, please explain to us how you intend to account for the repurchase of the distribution rights.

Response: The Company has revised the disclosure on page 35 in response to the Staff’s comment. Moreover, the Company supplementally advises the staff that it believes the distribution agreement with 57 North contains market terms and does not represent an unfavorable or loss contract. The Company expects the acquisition will enable it to take direct control of its European business, which should allow it to capture revenue that would otherwise be earned by 57 North and accelerate its growth in this region. The Company also advises the staff that as disclosed on page 35, the Company intends to amortize the capitalized cost of the repurchased rights over the remaining term of the distribution agreement.

In addition to the foregoing the Staff requested confirmation that Company does not have preliminary financial results available for the quarter ended June 30, 2011. In response, the Company has informed us that consolidated financial statements for the three and six month periods ended June 30, 2011 are not available and that the Company is unable to provide preliminary financial results for those periods at this time.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 or my colleague, Daniel Rees, at 714-755-2244 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

July 18, 2011

Sincerely,

/s/ Shayne Kennedy

B. Shayne Kennedy of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Jeremy Andrus

Mitch Edwards

Seo Salimi

Cary Hyden

John Wilson